Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The 420 Hotels, Inc.
420 E 11th Avenue
Denver, CO 80203
http://the420hotels.com

Up to $426,943.26 in Class A Common Stock at $0.18
Minimum Target Amount: $14,999.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The 420 Hotels, Inc.
Address: 420 E 11th Avenue, Denver, CO 80203
State of Incorporation: NV
Date Incorporated: April 20, 2021

Terms:

Equity

Offering Minimum: $14,999.94 | 83,333 shares of Class A Common Stock
Offering Maximum: $426,943.26 | 2,371,907 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.18
Minimum Investment Amount (per investor): $199.98

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time Based

Early Bird Bonus

Invest within the first two weeks and receive an extra 10% bonus shares

Amount-Based

$420 - signature hatpin of our first keystone location

$710 - Custom Grassroots California Hat exclusive to our crowdfunding rounds

$1,000 - Custom Grassroots California Hat and Hatpin combo

$2,200 - Signature Grassroots California lounge robe, Custom Grassroots California Hat and Hatpin

$5,000 - all $2,200 level perks plus 5-year membership

$10,000 - all $2,200 level perks plus 10-year membership

$25,000 - Lifetime membership plus your name on the wall as a Co-Founder of The 420 Denver, 2 Signature Grassroots California lounge robes, 2 Custom Grassroots California Hats, and 2 Hatpins

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

420 Hotels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.18 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $18. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 25% for prior Investors in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The 420 Hotels, Inc. ("420 Hotels" or the "Company") is providing overnight hospitality with a twist. We are a boutique hotel, and tavern open to the public and are adding the first licensed cannabis hospitality lounge to the property as an amenity. We are real estate, hotel operations, and food and beverage with our unique twist of an on-site and licensed cannabis hospitality lounge. We intend to expand using this first location as the model.

We are an operating hotel on the cusp of opening what we believe to be one of the most exciting unique amenities in hospitality today. According to a major media source, we are the first to bring this concept to market.*

Our current phase of operations is we own and operate our hotel, restaurant and tavern. We are in the process of building out our newest amenity, the on-site, licensed cannabis hospitality lounge.

We are exploring potential expansion opportunities and intend to grow to 12-15

locations over the next 5-8 years.

First, we are a hotel and generate revenue from the leasing of rooms on a day-to-day basis. We offer a hot and made-to-order breakfast every day which is included in the room rate. We have recently opened our basement tavern to the public and are open seven days a week from 4-9 pm. The tavern is generating new cash flow.

The company is now the first hotel in America to secure a license to open an on-site lounge where guests will be able to consume cannabis in a bring-your-own setting, with revenue from the lounge coming from entry fees, events and food and beverage sales.

We intend to own our properties, manage the hotel operations, and activate the property through the addition of unique amenities. Bundling the three pillars of hospitality in an independent owner-operator model.

We are a highly regarded, and award-winning, local boutique hotel paired with a unique and exciting new amenity in the form of licensed on-site cannabis hospitality. A notable and historic location and an address (420) seemingly fit for this business. First in the nation status. The first licensed cannabis business to list a campaign on StartEngine.

Subsidiaries & Related Entities

The 420 Hotels Inc took ownership of Patterson Inn LLC and Castle of Quality LLC on January 1, 2022. These two entities are now wholly owned subsidiaries of The 420 Hotels Inc. Castle of Quality owns the property and Patterson Inn operates the hotel and currently the tavern license too. 12 Spirits Tavern LLC was formed on November 4, 2021, as a wholly owned subsidiary. This company will operate the tavern license. The process to begin the transfer of the liquor license has been started and will be completed prior to the opening of the cannabis hospitality lounge. The 420 Hotels Inc also owns 40% of The 420 Denver Inc. The 420 Denver is the Colorado partially owned subsidiary that holds the state-issued and city-issued provisional licenses for cannabis hospitality. Castle of Quality LLC owns the physical property and leases three separate commercial units to Patterson Inn (Main Unit), 12 Spirits Tavern (Unit 12), and The 420 Denver (Unit 420). There are related transactions between Patterson Inn, Castle of Quality, and The 420 Hotels in monthly costs associated with property maintenance and real estate financing. We have received provisional licensing to begin construction of this first-to-market amenity and the finalized design with stamped plans has been delivered to the general contractor.

Intellectual Property (IP)

The Company owns certain IP related to the hotel concept including web domains for future expansion opportunities. Effective April 20, 2021, the Company entered into an intellectual property agreement with its founder for the assignment of all intellectual property ("IP)" assets related to the 420 Hotels concept for a value of $1,000. In exchange for the IP assignment to the Company, the Company issued 10,000,000

shares of Class A common stock to the founder. We are the first hotel in the country to secure a license for on-site cannabis hospitality. We own our location. The hotel has been operating for just over ten years. This is real estate and wealth building through the ownership and operation of a hotel paired with a unique and exciting amenity.

* https://www.skunkmagazine.com/getting-granular-with-chris-chiari-of-the-420-hotels-in-denver/

https://www.benzinga.com/markets/cannabis/22/03/26379590/denver-hotel-becomes-first-in-nation-to-receive-license-to-legally-consume-cannabis-1

https://303magazine.com/2022/02/patterson-inn-cannabis-friendly-lounge/

https://www.westword.com/marijuana/denver-approves-first-hotel-for-marijuana-hospitality-13731334

https://www.9news.com/article/news/local/denver-hotel-marijuana-hospitality-license/73-52f6e250-8834-48f9-8cab-6ef3dd2872ab

Competitors and Industry

<u>Industry</u>

Cannabis legalization has been expanding across the country over the last ten years. We believe cannabis hospitality is the next growth segment in cannabis. With uncertainty around the viability of stand-alone consumption lounges, The 420 Hotels builds off its already successful core business.

Catering to the largest growth segment in cannabis, 50+ consumers, we are building a space that is sophisticated and with on-site staff, we intend to offer customers information along with access to help especially novice consumers make informed decisions. Start low, and go slow is standard industry knowledge but sharing it at the point of use is meant to lead to better experiences for tourists.

In the last decade, the legal cannabis market has been expanding rapidly at a CAGR of over 32%, and by 2028 the overall global category is expected to reach nearly $200B. Within this emerging space, cannabis tourism is already a substantial sector – currently valued at $17B – and according to *Forbes*, the momentum is only just beginning.

<u>Competition</u>

Cannabis friendly is a term that describes operators who choose to look the other way. Consumption is relegated to the outside and around the corner. As a licensed lounge, we are an indoor facility that meets all international standards for a smoke-filled environment and also have a business that is licensed for this use with the local municipality. There are also stand-alone lounges that have begun to emerge. We are different in that we pair this lounge access and experience with overnight hospitality which is already producing free cash flow before the addition to the lounge. We are

adding amenities and appeal to the product we offer, not replacing it.

Current Stage and Roadmap

Current Stage

Cannabis Hospitality is the final mile in legalization. With the continued expansion of recreational markets across the country the licensing of consumption lounges was left unaddressed. Colorado and the city of Denver changed the rules in 2021 that opened the door for cannabis hospitality license applications. The 420 Hotels was the first to apply. Currently, tourists who travel to legal states and purchase state-regulated adult-access cannabis products, are left with no place to consume. The 420 Hotels creates a space that is legal, licensed and sophisticated as an amenity to our guests for the consumption of cannabis on-site and indoors in a space that meets international standards for a smoke-filled room.

- The 420 Hotels is the first hotel in America to secure a license for on-site cannabis hospitality.

- We are the first licensed cannabis business to launch a campaign on StartEngine.

- The hotel has broken occupancy records and has increased annual occupancy from 38% in 2018 to 56% today.

- Our tavern is now open to the public removing neighborhood restrictions inherited from the previous owners.

- We are under construction.

Future Roadmap

We are an exciting opportunity because this is a new market segment and we believe we are a market leader. We are building a hotel model with the intention of expanding to gateway cities and key locations across the country and around the world.

We intend to grow to 12-15 locations over the next 5-8 years. We intend to use proceeds from this raise for buildout and improvements for the lounge.

The Team

Officers and Directors

Name: Chris Chiari

Chris Chiari's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: April, 2021 - Present

Responsibilities: Chiari is the lead principal of the company, handles day-to-day management of the Company and moves between the several corporate entities on an as-needed basis. Chiari's salary is $12,500 per month (salary is currently suspended until the lounge opens) and he presently holds 33,840,000 shares of Class A Common Stock and 420 shares of Class B Common Stock.

Other business experience in the past three years:

- **Employer:** Patterson Inn
  Title: Owner
  Dates of Service: June, 2018 - Present
  Responsibilities: Owner

Other business experience in the past three years:

- **Employer:** 12 Spirits Tavern LLC
  Title: Manager
  Dates of Service: November, 2021 - Present
  Responsibilities: Manager

Other business experience in the past three years:

- **Employer:** King of Quality Productions Inc
  Title: Producer
  Dates of Service: January, 2014 - Present
  Responsibilities: Producer

Other business experience in the past three years:

- **Employer:** Gelpid Associates
  Title: Managing Member
  Dates of Service: June, 2001 - Present
  Responsibilities: Strategy, compliance, and administrative oversight

Other business experience in the past three years:

- **Employer:** American Millennium Investment Corp
  Title: President
  Dates of Service: June, 1997 - Present
  Responsibilities: Finance, forecasting, reorganization and business consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational cannabis hospitality lounge or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

One of the entities partially owned by the company is licensed for cannabis hospitality.

At this time cannabis is still illegal under federal law. Though the company has purposely chosen to not inventory or sell cannabis products, the company is involved in creating a state licensed venue for the consumption of cannabis and as such, this hosting of consumption could affect the company and lead to an adverse tax rate when calculating income under IRS Sec 280E.

General Risks Related to the Company and its Business Plan

The Company was organized in April 2021 and has very limited operating history. The lack of operating history must be considered in light of the risks, to address these risks, the Company must, among other things, raise capital, respond to competitive developments, attract, retain and motivate qualified personnel and successfully execute its business plan. There can be no assurance that the Company will be successful in addressing these risks. The lack of operating history of the Company makes the prediction of future results of operations extremely difficult. There can be no assurance that the Company will not incur significant net losses in the future, or that it will achieve sufficient revenues to sustain operations or operate profitably.

The Company's business plan is based on numerous assumptions:

The Company's business plan is based upon numerous assumptions. No assurance can be given regarding the attainability of the assumptions and projections. The ability of the Company to implement its business plan or owning multiple hotel properties or otherwise entering into a franchise agreement with third party hotel operators will depend upon many factors, most (if not all) of which are beyond the Company's control. All financial projections of the Company, are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual returns or the Company's liquidity. Actual operating results may be materially different.

Need for Additional Capital.

The Company has limited financial resources. The Company anticipates requiring additional capital in order to execute its business plan. There can be no assurance that such funds will be available, if at all, on acceptable terms. Future capital requirements will depend upon revenues from operations and the actual costs incurred in implementing the Company's business plan. The inability of the Company to raise any required funds will have an adverse effect upon its operations. Any debt financing, if available, may involve financial covenants that limit the Company's operations. Any equity financing, if available, may dilute the holdings of existing stockholders. There can be no assurance that sufficient financings will be obtained on a timely basis and on terms favorable to the Company. Failure to obtain such additional financing will result in delay or indefinite postponement of implementation of the Company's business plan.

Financial projections are based on uncertain assumptions and will be affected by factors out of the Company's control:
The Company, or its affiliates, has prepared estimated future financial results of the Project based on numerous assumptions that are believed to be reasonable. However, the nature of real estate development is such that at least some of the assumptions are likely to be mistaken and future operations will be affected by many factors over which the Company has no control. Accordingly, the actual results of investing in the Company and the Project are likely to be different than the results reflected in the projections, possibly by a substantially adverse amount.

Reliance on our Founder.
We are particularly dependent upon the efforts, experience, contacts and skills of Chris Chiari (currently our sole officer and director). The loss of such individual could have a material, adverse effect on us, and such loss could occur at any time due to death, disability, resignation or other reasons.

Our charter includes "control stock" that will be held by a small number of persons; anti-takeover provisions in our charter documents could discourage, delay, or prevent a change in control of our company.
Our charter provides that our Class B Common Stock holds substantially all of the voting power of the Company. Currently, our founder holds all of the authorized shares of Class B Common Stock, and, as a result our founder controls the corporate actions that the Company may take and the collective voting power of holders of our Class A Common Stock is very limited.

Future strategic relationships and transactions, if any, may not succeed in generating the intended benefits and may adversely affect our business.
Part of our growth strategy is to either acquire additional hotel properties or otherwise enter into franchisee (or other) relationships with hotel operators and license our rights and business concept to those third parties. The inability to identify and negotiate with any third parties would have a material adverse effect on our growth strategy.

Operating permits and authorizations.
The Company may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its hotel property(ies) and permit the consumption of cannabis on site. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the lodging industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on our ability to operate the Property as we anticipate, which could have a material adverse effect on our business.

The Property is leveraged.
At the initial closing of the Offering the Company's primary asset will be its interest in the Property. The Property is subject to a mortgage in favor of a third party lender. Loan covenants and other restrictions with lender(s) may restrict any ability to draw

funds from working capital or other reserves, even if such funds are necessary to property develop, operate, maintain or repair the Property. This indebtedness and the resulting lien could limit the Company's ability to incur additional indebtedness for capital raising purposes, secure additional indebtedness or tap other sources of liquidity that may be necessary to develop, maintain or operate the Property. If there is a default on obligations owed to the lender, the lender may look to have those obligations satisfied by the stake-holders in the property owner, however, ultimately, any default upon obligations owed to its lender could lead the lender to foreclose and the Company could lose its interest in the Property.

The Company's business plan may encounter unforeseen challenges and require substantial capital.
The Company may attempt to raise additional funds in the future in order to develop, or otherwise hold and maintain its interest in, the Project or otherwise improve the value of the Project. Any required additional financing may be unavailable on acceptable terms, if at all. If additional financing is not available when required or is not available on acceptable terms, the Company may be unable to implement its business plan.

Cash distributions are not guaranteed.
Unless and until the Property generates excess cash flow, or is later refinanced or sold to a third party, and until such time as the Company enters into relationships with franchisees, the Company's sources of revenue/liquidity are limited. There can be no assurance that the Company can repay all obligations owed to Note holders.

Risks associated with forward-looking information.
Certain of the information made available by the Company to prospective investors contains forward-looking statements. Although the Company believes the forward-looking statements have reasonable bases, the Company cannot offer any assurance that it will be able to conduct its operations as contemplated. Prospective investors should carefully review all such information and assumptions, including all exhibits attached hereto, with their legal, tax, financial, investment, and accounting advisors with these risks in mind. Further, the Company's business plans may change based on various factors such as general or local economic conditions that affect the Denver metropolitan area, the Company's ability to obtain sufficient financing to implement its contemplated operations, and other factors that affect the value of real property or otherwise make it potentially attractive for development.

General economic conditions and risks associated with the Property.
The Company's operating results will be subject to risks generally incident to the ownership of real estate assets and the hotel industry, many of which are beyond our control, including: (1) Changes in global, national, regional or local economic, demographic or real estate market conditions; (2) Declines in the value of residential real estate assets; (3) Overall conditions in the housing market, including macroeconomic shifts in demand for condominium units, inability to sell condominium units, unanticipated repairs, capital expenditures or other costs, uninsured damages, increases in property taxes, and increases in insurance costs; (4)

Pace of residential and commercial foreclosures; (5) Fluctuations in hotel occupancy levels and room rates; (6) Level of competition for hotel rooms; Terms and conditions of purchase contracts; (7) The illiquidity of real estate investments generally; (8) Availability of new government programs to reduce foreclosure rates or facilitate a recovery in the housing or lodging market; (9) Changes in laws that increase operating expenses or limit room rates that may be charged; (10) Damage to a unit, room or common area caused by a current or former resident or guest; (11) Overbuilding; (12) Changes in laws; (12) Costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold; (14) Casualty or condemnation losses; (15) Fraud by borrowers, originators and/or sellers of mortgage loans; (16) Undetected deficiencies and/or inaccuracies in underlying mortgage loan documentation and calculations; and (17) The geographic location of our real property asset(s).

Uninsured losses.
Although the Property (and other hotel properties in which we obtain an interest) may be insured, there may be unforeseen risks against which have not been insured. In addition, insurance against some risks may not be available or may be prohibitively expensive. Even in cases where we (or a property owner) have insured against a particular risk, a property owner may incur losses in excess of policy limits, and any coverage obtained may be subject to large deductibles or co-payments. The Company may not be able to insure against the total loss of the value of the Property.

Competition.
One of the risks facing any hotel or residential property is new competition in the marketplace. New competition can change the supply and demand ratio within a market, thus potentially leading to major drops in room rates and / or sale prices. This may negatively impact the value of any real estate asset in a market. The existence of competing developers, hotel operators and owners could have a material adverse effect on the ability of the Property (or other hotel properties in which we have an interest) to be marketed and that could adversely affect the profitability of the Property (or other hotel properties in which the Company may obtain an interest).

Supply & demand factors.
A slowdown in the national Exhibit C – Page 6 economy could cause some weakness in demand for the hotel rooms and other amenities at the Property (and other hotel properties in which we may have an interest). While cooling economic conditions could play a role in the change of fundamentals, so can an increase in new completions. An increase in hotel room inventory units will result in increased competition.

The Property may not be able to generate sufficient cash flow to make or sustain distributions to the Company.
Our initial sole source of income and cash flow will be from our interest in the Property (and later from other hotel properties in which we may acquire an interest). The performance of the Property (or other hotel properties in which we obtain an interest) will depend on many factors, including: (1) The ability of our management or

other third parties to effectively manage, development, renovation, maintenance, marketing and other operating costs for a property; (2) The ability to maintain high occupancy rates and target sales and room rate levels; (3) Mitigating costs that are beyond the control of management personnel, including title litigation, litigation with residents or resident organizations, legal compliance, real estate taxes, and insurance; (4) Judicial and regulatory developments affecting hotel operations that may affect or delay the ability to increase rates; (5) Judicial and regulatory developments affecting banks' and other mortgage holders' ability to foreclose on delinquent borrowers; (6) Population, employment or economic trends in the Denver market (or other markets in which any hotel property that we hold an interest); (7) Interest rate levels and volatility, such as the accessibility of short-and long-term financing on desirable terms; and (8) The condition of the financial and real estate markets and the economy generally.

The lodging industry can be cyclical in nature, and we cannot assure you if or how long the growth period of the current lodging cycle will last.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. GDP. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by changing general economic and local market conditions, which subsequently affect levels of business and leisure travel. For example, the global economic downturn from late 2007 through 2009 led to a significant decline in demand for goods and services provided by the lodging industry, lowered occupancy levels and significantly reduced room rates. Similarly, the Covid-19 pandemic caused a significant decline in demand for hotel rooms. Demand for goods and services provided by the lodging industry generally trails improvement in economic conditions, but since 2010 and through 2018. However, there can be no assurance of either any increase in lodging demand from current levels or of the timing or extent of any such lodging demand growth. If lodging demand weakens, our operating results and profitability, and the value of the Property, could be adversely affected. A slowdown in U.S. economic growth or contraction of the U.S. economy would likely have an adverse impact on our revenues and negatively affect profitability. In addition to general economic conditions, new lodging supply is an important factor that can affect the lodging industry's performance and overbuilding has the potential to further exacerbate the negative impact of an economic downturn. After experiencing several years of significantly below historical average growth, lodging supply growth over the last few years approached historical average levels. Room rates and occupancy tend to increase when lodging demand growth exceeds lodging supply growth. When lodging supply growth exceeds lodging demand growth, occupancy tends to decrease and room rates experience limited increases or even decrease. A reduction or slowdown in growth of lodging demand or increased growth in lodging supply could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company's business plan will be affected by various operating risks common to the lodging industry.

The hotel operated at the Property (and other hotel properties in which we may acquire an interest) are and will be subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following: (1) competition from other hotels and lodging alternatives, including Airbnb, HomeAway and VRBO; (2) development of new hotels in Denver, CO (and other markets), which could adversely affect occupancy rates and revenues at the hotel; (3) dependence on business and commercial travelers and tourism; consolidation in the lodging industry; (4) increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists; (5) increases in operating costs due to inflation, increasing labor costs and other factors that may not be offset by increased room rates; (6) changes in governmental laws and regulations, fiscal policies and zoning ordinances that may increase costs of compliance with laws and regulations, fiscal policies and ordinances; (7) adverse effects of international, national, regional and local economic and market conditions; (8) unforeseen events beyond our control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics, such as Covid- 19 Zika, civil unrest, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, floods or fires; and (9) adverse effects of a downturn in the lodging industry.

Our growth strategy depends upon attracting third-party owners and franchisees to our platform, and future arrangements with these third parties may be less favorable to us, depending on the terms offered by our competitors.

Our growth strategy for adding lodging facilities entails entering into and maintaining various arrangements with property owners. The terms of our management agreements and franchise agreements for each of our lodging facilities may be influenced by contract terms offered by our competitors, among other things. We cannot assure you that we will be able to enter into future arrangements, renew agreements, or enter into new agreements in the future on terms that are favorable to us.

Our business depends on the quality and reputation of our Company and our brand(s), and any deterioration could adversely impact our market share, reputation, business, financial condition, or results of operations.

Many factors can affect the reputation of one or more of our properties and the value of our brands, including service, food quality and safety, safety of our guests and associates, our approach to health and cleanliness, our approach to managing and reducing our carbon footprint, availability and management of scarce natural resources, supply chain management, ability to protect and use our brands and trademarks, diversity, human rights, and support for local communities. Reputational value is also based on perceptions, and broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of us, our brands and our hotels, and it may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. While reputations may take decades to build, negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations

or penalties, or litigation. Negative incidents could lead to tangible adverse effects on our business, including lost sales, boycotts, loss of development opportunities, adverse government attention, or associate retention and recruiting difficulties. Any material decline in the reputation or perceived quality of our brands or corporate image could affect our market share, reputation, business, financial condition, or results of operations.

Actions by our franchisees and licensees or others could adversely affect our image and reputation.

We intend to franchise and license many of our concepts and intellectual property rights to third parties for lodging properties. Under the terms of their agreements with us, these third parties would interact directly with guests and others potentially under our brand and trade names. If these third parties fail to maintain or act in accordance with applicable brand standards; experience operational problems, including any data or privacy incident involving guest information or a circumstance involving guest or associate health or safety; or project a brand image inconsistent with ours, then our image and reputation could suffer.

Real estate, and the Company's assets are illiquid.

The ownership of real property is subject to varying degrees of risk incident to the ownership of real property. Real property assets are relatively illiquid. No assurances can be given that the fair market value of the Property will not decrease in the future. The Company may be unable to sell its interest in the Property when, and if, it desires or needs to do so.

The cannabis industry is an emerging industry and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately forecast the demand for our solutions in this specific industry, and losing clients from this industry may have a material adverse effect on our revenues and the success of our business.

The cannabis industry is immature in the United States and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately predict and forecast the demand for our solutions. If the U.S. Department of Justice ("DOJ") did take action against the cannabis industry, those of our clients operating in the legal cannabis industry would be lost to us. To analyze this risk, we are relying heavily upon the various U.S. federal governmental memos issued in the past (including the memorandum issued by the DOJ on October 19, 2009, known as the "Ogden Memorandum", the memorandum issued by the DOJ on August 29, 2013, known as the "Cole Memorandum" and other guidance), to remain acceptable to those state and federal entities that regulate, enforce, or choose to defer enforcement of certain current regulations regarding cannabis and that the U.S. federal government will not change its attitude to those practitioners in the cannabis industry as long as they comply with their state and local jurisdictional rules and authorities. The legal cannabis industry is not yet well-developed, and many aspects of this industry's development and evolution cannot be accurately predicted, and therefore losing any clients may have a material adverse effect on our business. While we have attempted to identify our business risks in the legal cannabis industry, you should carefully

consider that there are other risks that cannot be foreseen or are not described in this Report, which could materially

As marijuana remains illegal under United States federal law, it is possible that we may have to stop providing products and services to companies who are engaged in marijuana cultivation and other marijuana-related activities.

Marijuana is currently classified as a Schedule I controlled substance under the Controlled Substances Act and is illegal under United States federal law. It is illegal under United States federal law to grow, cultivate, sell or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 makes it illegal to "knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance." Even in those states in which the use of marijuana has been authorized under state law, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in the inability of our clients that are involved in the cannabis industry to proceed with their operations, which would adversely affect our operations.

As a company that seeks to operate, in part, in the cannabis industry, we face many particular and evolving risks associated with that industry, including uncertainty of United States federal enforcement and the need to renew temporary safeguards.

On January 4, 2018, former Attorney General Sessions rescinded the previously issued memoranda (known as the Cole Memorandum) from the DOJ that had de-prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, adding uncertainty to the question of how the U.S. federal government will choose to enforce federal laws regarding marijuana. Former Attorney General Sessions issued a memorandum to all United States Attorneys in which the DOJ affirmatively rescinded the previous guidance as to marijuana enforcement, calling such guidance "unnecessary." This one-page memorandum was vague in nature, stating that federal prosecutors should use established principles in setting their law enforcement priorities. Under previous administrations, the DOJ indicated that those users and suppliers of medical marijuana who complied with state laws, which required compliance with certain criteria, would not be prosecuted. As a result, it is now unclear if the DOJ will seek to enforce the Controlled Substances Act against those users and suppliers who comply with state marijuana laws. Despite Attorney General Sessions' rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network, has not rescinded the "FinCEN Memo" dated February 14, 2014, which de- prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana related businesses which utilize them. This memorandum appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, Financial Crimes Enforcement Network, could elect to rescind the FinCEN Memo. This would make it more difficult for the Company or our franchisees to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations. In 2014, Congress passed a spending bill ("2015 Appropriations Bill") containing a provision ("Appropriations Rider") blocking federal funds and resources

allocated under the 2015 Appropriations Bill from being used to "prevent such States from implementing their own State medical marijuana law." The Appropriations Rider seemed to have prohibited the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the Justice Department maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. Additionally, the Appropriations Rider must be re-enacted every year. While it was continued in 2016, 2017, 2018, 2019 and 2020, and remains in effect, continued re-authorization of the Appropriations Rider cannot be guaranteed. If the Appropriation Rider is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase.

Further legislative development beneficial to our operations is not guaranteed.
Among other things, our business plan involves the consumption of cannabis on-site at our hotel property(ies) in compliance with applicable state and local law. The success of our business with respect to that component of our business plan depends on the continued development of the cannabis industry and the activity of commercial business and government regulatory agencies within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez-faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which would adversely affect our operations.

The cannabis industry could face strong opposition from other industries.
We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and United States federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn on our operations.

The legality of marijuana could be reversed in one or more states.
The voters or legislatures of states in which marijuana has already been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana businesses. These actions might force us to not pursue certain

business opportunities or, at some point, cease operations in one or more locations entirely.

Changing legislation and evolving interpretations of law, which could negatively impact our business and, in turn, our operations.

Laws and regulations affecting the medical and adult-use marijuana industry are constantly changing, which could detrimentally affect our business plan, and, in turn, our operations. Local, state and federal marijuana laws and regulations are often broad in scope and subject to constant evolution and inconsistent interpretations, which could require our clients and ourselves to incur substantial costs associated with modification of operations to ensure compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our clients' business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will limit the amount of cannabis growth or related products that our commercial clients are authorized to produce. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations.

Regulatory scrutiny of the cannabis industry may negatively impact our ability to raise additional capital.

Our planned business activities rely on newly established and/or developing laws and regulations in multiple jurisdictions. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect our profitability or cause us to cease components of our planned operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the United States Food and Drug Administration, the SEC, the DOJ, the Financial Industry Regulatory Authority or other federal, state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry that we intend to operate in may adversely affect our business and operations, including without limitation, the costs to remain compliant with applicable laws and the impairment of our ability to raise additional capital.

Banking regulations could limit access to banking services.

Since the use of marijuana is illegal under federal law, federally chartered banks will not accept deposit funds from businesses involved with marijuana. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for us, or prospective franchisees to operate and their reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Additionally, some courts have denied marijuana-related businesses bankruptcy protection, thus, making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to us or franchisees.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Chiari	33,840,000	Class A Common Stock	79.0%
Chris Chiari	420	Class B Common Stock	

The Company's Securities

The Company has authorized Preferred Stock, Class A Common Stock, Class B Common Stock, and SAFE Note - Republic. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,371,907 of Class A Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 41,890,000 outstanding.

Voting Rights

(a) Voting Rights. (i) Except as otherwise provided in these Articles, or except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single voting group on all matters submitted to a vote of this corporation’s shareholders. (ii) Except as otherwise expressly provided in these Articles, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of this corporation (including, without limitation, any matter voted on at a shareholders’ meeting.

Material Rights

The total number of shares outstanding on a fully diluted basis, 41,890,420 shares,

includes 41,890,000 shares of Class A Common Stock and 420 shares of Class B Common Stock.

Please see the Addendum to Articles of Incorporation attached as Exhibit F for other material rights.

Class B Common Stock

The amount of security authorized is 420 with a total of 420 outstanding.

Voting Rights

Voting Rights. (i) Except as otherwise provided in these Articles, or except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single voting group on all matters submitted to a vote of this corporation's shareholders. (ii) Except as otherwise expressly provided in these Articles, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of this corporation (including, without limitation, any matter voted on at a shareholders' meeting. (iii) Except as otherwise expressly provided in these Articles, each holder of Class B Common Stock shall be entitled to that number of votes for each outstanding share of Class B Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the corporation (including, without limitation, any matter voted on at a shareholders' meeting) to cause the total votes eligible to be cast by all of the holders of the Common Stock on a particular matter to be in the aggregate: (A) 94.5% with all holders of the then outstanding shares of Class B Common Stock, and (B) 5.5% with all holders of the then outstanding shares of Class A Common Stock.

Material Rights

Dividends and Distributions.

(i) From and after the date of the issuance of any shares of Class B Common Stock, holders of Class B Common Stock shall be entitled to receive dividends on each outstanding share of Class B Common Stock payable through the issuance of shares of Class A Common Stock. Each holder of Class B Common Stock shall receive on January 1st of each calendar year 1,000 shares of Class A Common Stock for each share of Class B Common Stock held by such holder (subject to proportionate adjustments for any subdivision or combination of the corporation's outstanding Common Stock).

(ii) Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, and the dividend payable to the holders of the Class B Common Stock set forth in Section 8.3(b)(i) above, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution as may be declared by the Board of Directors from time to time with respect to the Common Stock, unless different

treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group. Subject to the preferences applicable to any series of Preferred Stock, the shares of Class A Common Stock and the shares of Class B Common Stock are entitled to the net assets of this corporation upon dissolution in accordance with the Nevada Business Corporation Act.

(c) Eligible Holders. Only persons serving on the Board of Directors of the corporation shall be eligible to hold shares of Class B Common Stock; provided however, regardless of whether Founder serves on the Board of Directors, at all times Founder is, and shall be, eligible to hold shares of Class B Common Stock. Except with respect to the Founder, if a holder of Class B Common Stock ceases to serve on the Board of Directors of the corporation all shares of Class B Common Stock held by such holder shall be automatically, and without consideration or further action on behalf of the holder, surrendered to the corporation or, at the corporation's discretion, to the Founder. Shares of Class A Common Stock may be held by any person eligible by law to hold shares of common stock under the Nevada Business Corporation Act.

(d) Subdivision or Combination. If this corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group.

(e) Equal Status. Except as otherwise expressly provided in these Articles or required by applicable law, shares of Class A Common Stock and shares of Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing sentence, in connection with a Change of Control Transaction, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed in respect of such shares to shareholders of this corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group.

(f) Conversion of Class B Common Stock.

(i) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon either (A) written notice to the corporation and

compliance with the procedures for voluntary conversion as set forth in Section 8.3(f)(iv), or (B) if the holders of a majority of the outstanding shares of Class B Common Stock and the corporation have entered into a written agreement to amend the procedures, or adopt other procedures, governing the voluntary conversion of the Class B Common Stock, upon compliance with such procedures as amended or adopted in such written agreement.

(ii) Automatic Conversion. Upon the fully diluted number of shares of outstanding Common Stock of the corporation being 250 million shares or greater (and after giving effect to any stock splits, combinations or similar corporate actions occurring after the formation of the corporation), each outstanding share of Class B Common Stock shall automatically, and without any further action, convert into one fully paid and nonassessable share of Class A Common Stock.

(iii) Procedures. This corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure, including, without limitation, the issuance of stock certificates or procedures with respect to book entry systems, as it deems necessary or advisable. This corporation may request that holders of shares of Class B Common Stock furnish affidavits, certificates or other proof to this corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of this corporation with respect to whether a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

(iv) Mechanics of Conversion. Before any holder of Class B Common Stock shall be entitled to convert voluntarily some or all shares of such holder's Class B Common Stock into shares of Class A Common Stock pursuant to Section 8.3(f)(i), such holder shall give signed written notice (the "Conversion Notice") to the Secretary of the corporation at the office of this corporation that such holder elects to convert the same, shall state therein the number of shares to be converted into shares of Class A Common Stock, and shall surrender the certificate or certificates evidencing the shares of Class B Common Stock (if any) of which all or a portion are to be converted, at the office of this corporation (and accompanied by all transfer taxes (or proof of payment thereof), if any). If requested by such holder, this corporation shall, as soon as practicable thereafter, provide for the issuance and delivery to such holder, at the address for delivery indicated in the Conversion Notice, of a certificate or certificates for the number of shares of Class A Common Stock into which such holder has elected to convert the applicable shares of Class B Common Stock and to which such holder shall be entitled as aforesaid. Notwithstanding anything to the contrary in this Section 8.3, upon the written agreement of the holders of a majority of the outstanding shares of Class B Common Stock and the corporation, this corporation may amend the procedures, or adopt other procedures, governing the voluntary conversion of the Class B Common Stock. Upon any conversion of shares of Class B Common Stock to Class A Common Stock, all rights of the holder (as of immediately prior to such conversion) of such shares of Class B Common Stock shall cease and the person, persons, entity or entities entitled to receive the shares of Class A Common

Stock upon such conversion shall be treated for all purposes as having become the record holder or record holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 8.3(f) shall be retired and may not be reissued.

(g) Reservation of Stock. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(h) Redemption of Class B Common Stock. Upon a termination of the Founder as an employee, director or representative of the corporation, at the volition of the corporation and / or its stockholders (but in either case only without the consent or approval of the Founder), except for a termination upon a Cause Event, the corporation shall, either through the issuance of shares of Class A Common Stock or out of funds legally available therefor, redeem all (but not less than all) of the outstanding shares of Class B Common Stock then held by Founder for a total purchase price equal to 25% of the then current fair market value of the corporation as a whole, with such valuation to be determined using the average of the closing sales price of the class or series of Common Stock of the corporation on the principal trading market or exchange upon which any series or class of the corporation's Common Stock is then listed or quoted for the ten trading days prior to the date of redemption or, if the Common Stock is not so listed or quoted on any exchange or public trading market, such valuation shall be determined by an independent third party professional accountant or professional adviser jointly appointed by the corporation and the Founder.

SAFE Note - Republic

The security will convert into Common a and the terms of the SAFE Note - Republic are outlined below:

Amount outstanding: $192,967.26
Interest Rate: %
Discount Rate: %
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity Financing of more than $1,000,000

Material Rights

There are no material rights associated with SAFE Note - Republic.

What it means to be a minority holder

As a minority holder of Class A Common Stock A of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of

your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $192,967.26
  Use of proceeds: Design and working capital
  Date: September 02, 2022

Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,500.00
  Number of Securities Sold: 15,000,000
  Use of proceeds: Inception
  Date: April 20, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: IP
  Date: April 20, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 150,000
  Use of proceeds: Consulting
  Date: October 19, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 150,000
  Use of proceeds: Consulting
  Date: October 29, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 420,000
  Use of proceeds: Annual Dividend from Common B
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,500,000.00
  Number of Securities Sold: 15,000,000

Use of proceeds: Asset Purchase of property and hotel entities.
Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 750,000
  Use of proceeds: Consulting and advisor
  Date: March 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 420,000
  Use of proceeds: Annual Dividend from Common B
  Date: January 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The 420 Hotels Inc took ownership of Patterson Inn LLC and Castle of Quality LLC on January 1, 2022. These two entities are now wholly-owned subsidiaries of The 420 Hotels Inc. Castle of Quality owns the property and Patterson Inn operates the hotel and currently the tavern license too. Patterson Inn generated over $540k in 2022 from room and tavern revenue.

Major expenses are directly related to the build-out and design costs of the cannabis hospitality lounge. Design is finished, Buildout is the use of proceeds from this next round of financing.

Future operational challenges related to staffing for the hotel, tavern, and pending cannabis hospitality lounge.

Future challenges related to capital resources are the limited options available for traditional financing because of the presence of the licensed cannabis hospitality lounge.

The next major milestone is to finish the build-out of the lounge. This is expected to increase market demand for our rooms, raising occupancy and ADR (average daily rate). The next major milestone will be the addition of two additional guestrooms to the current property. Also, the prospect of expansion to follow on locations.

Historical results and cash flows:

The Company is currently in the growth stage and as of January 2022 is revenue-generating (via the Patterson Inn). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company now owns and operates the core hotel asset.

Past cash was primarily generated through equity investments from the company founder. Our goal is to maintain current hotel operations along with the operation of the tavern on the property while adding a new amenity in a portion of the property that is currently unutilized. With the closing of the hotel asset acquisition in January 2022, the company is now generating revenue and cash flow from the hotel operations and from the tavern operations. These operating businesses generated combined revenue of over 500K in 2022 and will be reflected in financials from 2022 on.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of a line of credit for $75k from AFI Financial, and $40k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to finance the build-out of our new amenity on the premises.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the

Company. Of the total funds that our Company has, 0% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three years plus. This is based on a current monthly burn rate of $45k for expenses related to salaries ($220k/year), debt service ($150k/year), and operations of the hotel and tavern ($150k/year).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for five plus years. This is based on a current monthly burn rate of $55k for expenses related to salaries ($300k/year), debt service ($150k/year), and operations of the hotel and tavern ($150k/year).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including restructuring our core real estate financing, as well as future capital raises as the company seeks to build out a multi location hotel company.

Indebtedness

- **Creditor:** FCI Lender Services Inc
  Amount Owed: $1,650,000.00
  Interest Rate: 9.25%
  Maturity Date: October 01, 2023

- **Creditor:** ARF Financial
  Amount Owed: $45,000.00
  Interest Rate: 20.0%
  Maturity Date: November 01, 2023

- **Creditor:** American Express
  Amount Owed: $36,000.00
  Interest Rate: 21.74%

Related Party Transactions

- **Name of Entity:** Chris Chiari
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Effective April 20, 2021, the Company entered into an intellectual property agreement with its founder for the assignment of all intellectual property ("IP)" assets related to the 420 Hotels concept for a value of $1,000.
  Material Terms: In exchange for the IP assignment to the Company, the Company issued 10,000,000 shares of Class A common stock to the founder.

Valuation

Pre-Money Valuation: $7,540,275.60

Valuation Details:

Real Estate Asset

The value of the real property located at 420 E 11th Ave in Denver, Colorado, Castle of Quality LLC which is owned as a wholly owned subsidiary

Value of the real estate asset is $2,900,000 based on last appraisal.

Hotel Operation

The value of the future cash flow of the operating hotel entity, Patterson Inn LLC (a wholly owned subsidiary) $510,000 annual revenue (projected 2023) Enterprise value to revenue ratio (EV/R) equation using a multiple 4.2x revenue = $2,150,000

https://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/psdata.html

Tavern Operation

The value of future cash flow of the operating tavern entity, 12 Spirits Tavern LLC (A wholly owned subsidiary) $100,000 annual revenue (projected 2023) Enterprise value to revenue ratio (EV/R) equation using a 4.07x revenue = $407,000

Value of IP assets

The company owns over 50 domains with common language and branding to support the company expansion. $100,000

Unique Licensing

The company holds suitability in the Colorado-regulated cannabis industry. The company also holds operating licenses for hotel, restaurant and tavern operations. $200,000

Proprietary Tech

The company has designed an HVAC system, under an amended process with the City of Denver, to build a system that meets international standards for a smoke-filled room, while allowing for the return and filtering of air to create a system that is efficient to operate. $100,000

Prior Raise

The company successfully closed an equity crowdfund on Republic at a pre-money valuation of $6M in the summer of 2021. $192,000

Founders equity investments

The founder of the company has invested over $1.5M in the creation of the company and the acquisition of its now core operating entities. This commitment was converted into common stock in January 2022.

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 41,890,420 shares, includes 41,890,000 shares of Class A Common Stock and 420 shares of Class B Common Stock. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $192,967.26 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $426,943.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Lounge Construction*
  84.5%

Use of proceeds from a max offering raise would be used to build the lounge. This would be inclusive of hvac, structural, finish and furnishings. These costs associated with final engineering and design. The lounge has added costs related to design because of the demands for hvac in a smoke filled room.

- *Working Capital*
  10.0%
  Remaining funds would be used for working capital and contingeuncy

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://the420hotels.com (https://the420hotels.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/420hotels

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The 420 Hotels, Inc.

[See attached]

The 420 Hotels, Inc.
A Nevada Corporation

Financial Statement and Independent Accountant’s Review Report
April 20, 2021 (inception)

To the Board of Directors of
The 420 Hotels, Inc.
Denver, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statement of The 420 Hotels, Inc. (the "Company") (a Nevada corporation), which comprise the balance sheet as of April 20, 2021 (inception) and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statement does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
January 9, 2022

THE 420 HOTELS, INC.
BALANCE SHEET
As of April 20, 2021 (inception)

ASSETS		
Current Assets:		
Cash and cash equivalents	$	-
Total current assets		-
Website domain		1,000
TOTAL ASSETS	$	1,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$	-
Stockholders' Equity:		
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of April 20, 2021 (inception)		-
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 25,000,000 shares issued and outstanding as of April 20, 2021 (inception)		2,500
Class B common stock, $0.0001 par value, 420 shares authorized, 420 shares issued and outstanding as of April 20, 2021 (inception)		-
Subscription receivable		(1,500)
Additional paid-in capital		-
Retained earnings		-
Total stockholders' equity		1,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

NOTE 1: NATURE OF OPERATIONS

The 420 Hotels, Inc. (the "Company") is a corporation organized April 20, 2021 under the laws of Nevada. The Company was formed to develop and operate hotel chains where guests will be able to consume cannabis onsite in legally licensed lounges. The idea is to convert intimate boutique hotels into high-end, members only cannabis consumption clubs merged with luxury overnight accommodations.

As of April 20, 2021 (inception), the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally

insured limits. As of April 20, 2021 (inception), the Company has not established a deposit account with a financial institution.

Website Domain

The Company capitalizes website domain costs. The impairment test for these identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions

where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $0 as of April 20, 2021 (inception). The Company pays taxes at an effective blended rate of 28% and has used this effective rate to derive a net deferred tax asset of $0 as of April 20, 2021 (inception).

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY

As of April 20, 2021 (inception), the Company's certificate of incorporation authorized the Company to issue preferred stock and common stock, including Class A and Class B common stock.

The Company is authorized to issue 10,000,000 shares of preferred stock, 100,000,000 shares of Class A common stock, and 420 shares of Class B common stock. All classes of stock have a par value of $0.0001 per share.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of Class A common stock shall have the right to one vote per share. Each holder of Class B common stock shall have the right to vote for each outstanding share of Class B common stock held to cause the total votes eligible to be cast by all common stock holders to be a) 94.5% with all holders of the outstanding shares of Class B common stock and b) 5.5% with all holders of the outstanding shares of Class A common stock.

Dividends

The holders of Class B common stock shall be entitled to receive dividends on each outstanding share of Class B common stock payable through the issuance of Class A common stock. At the beginning of each year, each holder of Class B common stock shall receive 1,000 shares of Class A common stock for each share of Class B common stock held.

Subject to the preferences applicable to any series of preferred stock and the dividend payable to the holders of Class B common stock, shares of Class A and Class B common stock shall be treated equally on a per share basis with respect to any dividends as may be declared by the Board of Directors.

Liquidation

Subject to the preferences applicable to any series of preferred stock, the shares of Class A and Class B common stock are entitled to the net assets of the Company upon dissolution.

Redemption

Preferred stock and Class A common stock do not have any redemption rights. Class B common stock is subject to redemption at 25% of the then fair value (as defined in the articles of incorporation) if and upon the termination of the Company's founder.

Conversion

Each share of Class B common stock shall be convertible, at the option of the holders, at any time after the date of issuance, into one share of Class A common stock. Each share of Class B common stock shall automatically be converted into one share of Class A common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class B common stock.

Upon the fully diluted number of shares of outstanding common stock exceeding 250,000,000 shares, each share of Class B common stock shall automatically converted into one share of Class B common stock.

Transactions

Effective April 20, 2021, the Company issued 420 shares of Class B common stock to the founder.

Effective April 20, 2021, the Company issued 15,000,000 shares of Class A common stock at par value.

Effective April 20, 2021, the Company issued 10,000,000 shares of Class A common stock at a fair value of $1,000 pursuant to an intellectual property agreement with the founder (see Note 6).

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: RELATED PARTY TRANSACTIONS

Effective April 20, 2021, the Company entered into an intellectual property agreement with its founder for the assignment of all intellectual property ("IP") assets related to the 420 Hotels concept for a value of $1,000. In exchange for the IP assignment to the Company, the Company issued 10,000,000 shares of Class A common stock to the founder.

NOTE 7: SUBSEQUENT EVENTS

In October 2021, the Company entered into consulting agreements and issued an aggregate of 300,000 shares of Class A common stock.

Management's Evaluation

Management has evaluated subsequent events through January 9, 2021, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The 420 Hotels is not live or open to the public at this moment.

INVEST IN THE 420 HOTELS TODAY!

A New Strain of Hotel Chain

The 420 Hotels, Inc. is a real estate and boutique hotel enterprise expanding its amenities to include on-site, licensed cannabis hospitality. The company's keystone property is the ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


A Boutique Hotel And Hospitality Concept With A Unique Twist

$0.00 Raised

REASONS TO INVEST

- The 420 Hotels is on the cusp of launching what we believe to be one of the most unique and exciting amenities in hospitality today. According to a recent Forbes article, the company was the first business to apply for a cannabis license under Denver's new social consumption regulations,* allowing us to open an on-site lounge where hotel guests and members can legally consume cannabis.
- In the last decade, the legal cannabis market has been expanding rapidly at a CAGR of over 32%, and by 2028 the overall global category is expected to reach nearly $200B.* Within this emerging space, cannabis tourism is already a substantial sector – currently valued at $17B – and according to Forbes, the momentum is only just beginning.*
- 420's CEO and founder is Chris Chiari, an entrepreneur and community activist, with a lifelong passion for cannabis advocacy and enterprise. Throughout his career, he has been profiled by numerous national media outlets, produced an award-winning documentary film, and was recently appointed to Rolling Stone magazine's cultural counsel for his work in the cannabis space.*

*Market information provided by (source) (source) (source) (source)

Invest Now
$0.18 Per Share

PREVIOUSLY CROWDFUNDED	
$192,967.26	
RAISED	INVESTORS
$0.00	0
MIN INVEST	VALUATION
$199.98	$7.54M

"Licensed cannabis hospitality is the final mile in the effort to destigmatize and normalize cannabis possession and use," Chiari says. "This has been my career focus for just over a decade and it's exciting to be leading the charge toward the goal line starting with our keystone property, The Patterson Inn and our cannabis consumption lounge, The 420 Denver."
- Chris Chiari, Forbes (source)

THE PITCH

The 420 Hotels is a boutique hotel and hospitality concept with a unique twist. The company currently owns and operates Denver's award-winning Patterson Inn, and is now poised to become a pioneer in the cannabis hospitality sector by opening its own on-site legal cannabis lounge. Pairing this new and exciting amenity with our existing real estate and hospitality portfolio, The Patterson will serve as 420's model for future expansion and other boutique locations worldwide.

Opening The Door To Legal and Licensed Cannabis Hospitality

Located at 420 E. 11th Avenue in beautiful downtown Denver, the historic Patterson Inn is a 10-bedroom Victorian mansion built in 1891, and later converted into a bed and breakfast with its own commercial kitchen, tavern, and event space.


A High-End, Members-Only
Cannabis Consumption Lounge

Since 2012, The Patterson has established itself as an award-winning boutique hotel and now The 420 Hotels is seeking to make a new kind of history, by transforming the property's carriage house into a high-end, members-only cannabis consumption lounge. According to major media sources – including Forbes.com – The 420 hotels was the first business to apply for licensure under Denver's social consumption regulations deeming it "a premier destination for travelers who want to enjoy legal marijuana during their visit" (source), (source). The 420 Hotels is making cannabis consumption the newest amenity in the hotel market.

THE PROBLEM & OUR SOLUTION

Blazing A New Trail In The Hotel and Hospitality Industry

The 420 Hotels believes that cannabis hospitality represents the final mile in legalization. Despite the fact that the production and sale of recreational cannabis is currently permitted in 21 U.S. states (source), tourists who travel to these states and purchase state-regulated products are left with no place to legally consume.


Legal
Licensed
Meets All International Standards For A Smoke-Filled Lounge
4 2 0

As a solution, The 420 Hotels is creating an upscale space that is legal, licensed, and meets all international standards for an indoor, smoke-filled lounge. Leveraging the success of our existing business as a boutique hotel and neighborhood tavern, we are able to offer this added luxury amenity to overnight guests, as well as other lounge patrons on an exclusive membership basis.


A Hot New Luxury Amenity In The Hotel Market
An upscale space that provides a safe and sophisticated location for indoor on-site cannabis consumption

Centered around the largest growth segment in cannabis consumers – The 420 Denver will provide a safe and sophisticated location to consume, supported with guest service representatives who can share advice and best practices, especially to first time or novice consumers.

THE MARKET & OUR TRACTION

High Aspirations to Transforming Tourism

Through the establishment of its keystone location, The 420 Hotels has built a thriving business and brand, with the hotel property and on-site tavern already generating over $1M in revenue over the past three years. The Patterson Inn has also recently set new occupancy records – increasing annual occupancy from 38% in 2018, to an average of 56% – and we anticipate even more demand for our accommodations, with the opening of our 420 on-site cannabis lounge.


$1M+
Revenue Generated In The Past Three Years
420 On-Site Cannabis Lounge
Anticipating More Demand For Our Accommodations
22%
Increase In Annual Occupancy

Additionally, because The 420 Hotels utilizes an independent, owner-operator model, the company is well-positioned to acquire and activate more properties in the future, as more municipalities and states across the country pass laws that allow for consumption of cannabis in commercial establishments. Our goal is to expand to as many as 15 new locations over the next 5-8 years, with sights set on some of the world's most popular travel destinations.


"We have the opportunity to attract an audience of several thousand people or more who are likely to become our core clients, moving through these different properties through these different gateway cities."
Chris Chiari, Cannabis Business Times

- Chris Chiari, Cannabis Business Times (source)

As our concept continues to build momentum, the brand is also generating a media buzz at the local and national level. The 420 Hotel has been featured in numerous popular publications including The Cannabis Business Times, Forbes, SKUNK Magazine, 303 Magazine, The Denver Post, The Denver Westword, Bezinga, and Rolling Stone, which recently profiled founder Chris Chiari as a member of the magazine's Cultural Council. Most recently, The 420 Hotels has been featured in Thrillist's 50 things to do in 2023.


Generating A Media Buzz At The Local And National Level
Rolling Stone
Forbes
CANNABIS BUSINESS TIMES
The Denver Post
BENZINGA
303MAGAZINE
Denver Westword
SKUNK

WHY INVEST

Rolling Out The Red Carpet For Our Guests and Investors


Extending A Bit Of Our Signature Hospitality To Our Investors

The 420 Hotels' vision is to define a new market by pairing four-star overnight accommodations with what we believe is one of the most exciting and unique amenities in hospitality today: an on-site, licensed cannabis lounge.


Help Us Define A New Market
With An On-Site, Licensed
Cannabis Lounge

With additional funding, we look forward to completing renovations, upgrades, and expansions to our initial property, and growing our brand outreach to facilitate future expansion. We're also excited to extend a bit of our signature hospitality to our investors in the form of exclusive Founder's Club membership and merch from our friends at Grassroots California. Thank you for supporting The 420 Hotels on StartEngine!


PERK 1
$420 PACKAGE
• RECEIVE AN EXCLUSIVE 420 DENVER HAT PIN
$710 PACKAGE
• RECEIVE AN EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
$1000 PACKAGE
• ONE EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
• ONE EXCLUSIVE 420 DENVER HAT PIN
$2200 PACKAGE
• ONE EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
• ONE EXCLUSIVE 420 DENVER GRASSROOTS ROBE
• ONE EXCLUSIVE 420 DENVER HAT PIN
$5000 PACKAGE
• FOUNDER'S CLUB MEMBERSHIP
• ONE EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
• ONE EXCLUSIVE 420 DENVER GRASSROOTS ROBE
• ONE EXCLUSIVE 420 DENVER HAT PIN
FOUNDER'S CLUB MEMBERSHIP 420 VISITS
$10,000 PACKAGE
• FOUNDER'S CLUB MEMBERSHIP - 10 YEARS
• TWO EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HATS
• TWO EXCLUSIVE 420 DENVER GRASSROOTS ROBES
• TWO EXCLUSIVE 420 DENVER HAT PINS
FOUNDER'S CLUB MEMBERSHIP 10 YEARS
$25,000 PACKAGE
• FOUNDER'S CLUB LIFETIME MEMBERSHIP
• 1 ROOM FOR 2 NIGHTS AT THE ADJACENT PATTERSON INN AND 2 TICKETS TO THE GRAND OPENING OF THE 420 DENVER LOUNGE.
• TWO EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HATS
• TWO EXCLUSIVE 420 DENVER GRASSROOTS ROBES
• TWO EXCLUSIVE 420 DENVER HAT PINS
The 420 Hotels
FOUNDER'S CLUB MEMBERSHIP LIFETIME
1 ROOM FOR 2 NIGHTS AT THE ADJACENT PATTERSON INN 2 TICKETS TO THE GRAND OPENING OF THE 420 DENVER LOUNGE.

ABOUT

HEADQUARTERS
420 E 11th Avenue
Denver, CO 80203

WEBSITE
View Site

The 420 Hotels, Inc. is a real estate and boutique hotel enterprise expanding its amenities to include on-site, licensed cannabis hospitality. The company's keystone property is the award-winning Patterson Inn located in Denver, Colorado, which has generated over $1M in revenue over the past three years.

TEAM



Chris Chiari
CEO

Chris Chiari is an entrepreneur and award-winning film producer. He has a wealth of experience in corporate strategy and government relations. Skilled in marketing and messaging, he has engaged exclusively with the cannabis industry since 2011 and has held an owner's badge for over the last six years.

Chris has owned and operated Denver’s historic Patterson Inn since 2018, the keystone of The 420 Hotels portfolio. As CEO, he uses his expertise in hospitality, operations, and community outreach to address the stigmas and ignorance that still exist around cannabis use, while creating a unique and upscale environment for licensed cannabis consumption.

Public Enemy Number One, a film by Chris Chiari, is a feature documentary about the War on Drugs, and counts entertainer Ice-T as one of its executive producers. The film won awards for Best Producer and Best Storyteller at its world premiere at DOC LA 2019 and Best Documentary at the 2020 Seattle Film Festival. It is currently available for rent on Amazon Prime and streaming on Pluto TV and Tubi. Chris is a former Deputy Director of Colorado NORML, serving for over eight years.

When not working on The 420 Hotels portfolio, Chris likes to stay involved with grassroots advocacy and advancing social reform: he was one of the five members of the petitioners committee of Denver’s successful 2019 psilocybin ballot initiative.



Scott Allen
GM of Denver Operations

Scott Allen is a graduate of the Michigan State University School of Hospitality and holds a Bachelor’s degree in Hospitality Business. He is a career hospitality professional working in management for several national brands. He is an award-winning mixologist. He has been the general manager of the Patterson Inn in Denver Colorado for just over three years. His bar management experience is directly related to the recent improvements to the tavern and its pending expanded operations.

TERMS

The 420 Hotels

Overview

PRICE PER SHARE	VALUATION
$0.18	$7.54M
DEADLINE	**AMOUNT RAISED**
May 1, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$199.98	Equity
MAX INVESTMENT	**ASSET TYPE**
$426,943.26	COMMON
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
83,333	Class A Common Stock
	MAX NUMBER OF SHARES OFFERED
	2,371,907

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	**The 420 Hotels, Inc.**
Corporate Address	**420 E 11th Avenue, Denver, CO 80203**
Offering Minimum	**$9,999.90**
Offering Maximum	**$426,943.26**
Minimum Investment Amount (per investor)	**$199.98**

Terms

Offering Type	**Equity**
Security Name	**Class A Common Stock**
Minimum Number of Shares Offered	**55,555**
Maximum Number of Shares Offered	**2,371,907**
Price per Share	**$0.18**
Pre-Money Valuation	**$7,540,275.60**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time Based

Early Bird Bonus

Invest within the first two weeks and receive an extra 10% bonus shares

Amount-Based

$420 - signature hatpin of our first keystone location

$710 - Custom Grassroots California Hat exclusive to our crowdfunding rounds

$1,000 - Custom Grassroots California Hat and Hatpin combo

$2,200 - Signature Grassroots California lounge robe, Custom Grassroots California Hat and Hatpin

$5,000 - all $2,200 level perks plus 5-year membership

$10,000 - all $2,200 level perks plus 10-year membership

$25,000 - Lifetime membership plus your name on the wall as a Co-Founder of The 420 Denver, 2 Signature Grassroots California lounge robes, 2 Custom Grassroots California Hats, and 2 Hatpins

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

420 Hotels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.18 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $18. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 25% for prior Investors in addition to the aforementioned bonus.

PRESS

Forbes

Denver's Historic Patterson Inn Plans Marijuana Consumption Lounge

View Article

Thrillist

Cannabis Lounges Could Be the Next Big Hotel Perk

View Article

Benzinga

You Can Now Smoke Weed Inside This Classy Denver Hotel, First In Nation Licensed For On-Premises Cannabis Use

View Article

Let's Be Blunt with Montel

420 HOTEL | CHRIS CHIARI

View Article

The Denver Post

How A Colorado Hotel Owner Got Ice-T To Produce His Documentary

View Article

Show More Press

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

The 420 Hotels is not live or open to the public at this moment.

INVEST IN THE 420 HOTELS TODAY!

A New Strain of Hotel Chain

The 420 Hotels, Inc. is a real estate and boutique hotel enterprise expanding its amenities to include on-site, licensed cannabis hospitality. The company's keystone property is the ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



A Boutique Hotel And Hospitality Concept With A Unique Twist

$0.00 Raised

REASONS TO INVEST

- The 420 Hotels is on the cusp of launching what we believe to be one of the most unique and exciting amenities in hospitality today. According to a recent Forbes article, the company was the first business to apply for a cannabis license under Denver's new social consumption regulations,* allowing us to open an on-site lounge where hotel guests and members can legally consume cannabis.
- In the last decade, the legal cannabis market has been expanding rapidly at a CAGR of over 32%, and by 2028 the overall global category is expected to reach nearly $200B.* Within this emerging space, cannabis tourism is already a substantial sector – currently valued at $17B – and according to Forbes, the momentum is only just beginning.*
- 420's CEO and founder is Chris Chiari, an entrepreneur and community activist, with a lifelong passion for cannabis advocacy and enterprise. Throughout his career, he has been profiled by numerous national media outlets, produced an award-winning documentary film, and was recently appointed to Rolling Stone magazine's cultural counsel for his work in the cannabis space.*

*Market information provided by (source) (source) (source) (source)

Invest Now
$0.18 Per Share

PREVIOUSLY CROWDFUNDED	
$192,967.26	
RAISED	INVESTORS
$0.00	0
MIN INVEST	VALUATION
$199.98	$7.54M

"Licensed cannabis hospitality is the final mile in the effort to destigmatize and normalize cannabis possession and use," Chiari says. "This has been my career focus for just over a decade and it's exciting to be leading the charge toward the goal line starting with our keystone property, The Patterson Inn and our cannabis consumption lounge, The 420 Denver."
- Chris Chiari, Forbes (source)

THE PITCH

The 420 Hotels is a boutique hotel and hospitality concept with a unique twist. The company currently owns and operates Denver's award-winning Patterson Inn, and is now poised to become a pioneer in the cannabis hospitality sector by opening its own on-site legal cannabis lounge. Pairing this new and exciting amenity with our existing real estate and hospitality portfolio, The Patterson will serve as 420's model for future expansion and other boutique locations worldwide.

Opening The Door To Legal and Licensed Cannabis Hospitality

Located at 420 E. 11th Avenue in beautiful downtown Denver, the historic Patterson Inn is a 10-bedroom Victorian mansion built in 1891, and later converted into a bed and breakfast with its own commercial kitchen, tavern, and event space.


A High-End, Members-Only
Cannabis Consumption Lounge

Since 2012, The Patterson has established itself as an award-winning boutique hotel and now The 420 Hotels is seeking to make a new kind of history, by transforming the property's carriage house into a high-end, members-only cannabis consumption lounge. According to major media sources – including Forbes.com – The 420 hotels was the first business to apply for licensure under Denver's social consumption regulations deeming it "a premier destination for travelers who want to enjoy legal marijuana during their visit" (source), (source). The 420 Hotels is making cannabis consumption the newest amenity in the hotel market.

THE PROBLEM & OUR SOLUTION

Blazing A New Trail In The Hotel and Hospitality Industry

The 420 Hotels believes that cannabis hospitality represents the final mile in legalization. Despite the fact that the production and sale of recreational cannabis is currently permitted in 21 U.S. states (source), tourists who travel to these states and purchase state-regulated products are left with no place to legally consume.


Legal
Licensed
Meets All International Standards For A Smoke-Filled Lounge
4 2 0

As a solution, The 420 Hotels is creating an upscale space that is legal, licensed, and meets all international standards for an indoor, smoke-filled lounge. Leveraging the success of our existing business as a boutique hotel and neighborhood tavern, we are able to offer this added luxury amenity to overnight guests, as well as other lounge patrons on an exclusive membership basis.


A Hot New Luxury Amenity In The Hotel Market
An upscale space that provides a safe and sophisticated location for indoor on-site cannabis consumption

Centered around the largest growth segment in cannabis consumers – The 420 Denver will provide a safe and sophisticated location to consume, supported with guest service representatives who can share advice and best practices, especially to first time or novice consumers.

THE MARKET & OUR TRACTION

High Aspirations to Transforming Tourism

Through the establishment of its keystone location, The 420 Hotels has built a thriving business and brand, with the hotel property and on-site tavern already generating over $1M in revenue over the past three years. The Patterson Inn has also recently set new occupancy records – increasing annual occupancy from 38% in 2018, to an average of 56% – and we anticipate even more demand for our accommodations, with the opening of our 420 on-site cannabis lounge.


$1M+
Revenue Generated In The Past Three Years
420 On-Site Cannabis Lounge
Anticipating More Demand For Our Accommodations
22%
Increase In Annual Occupancy

Additionally, because The 420 Hotels utilizes an independent, owner-operator model, the company is well-positioned to acquire and activate more properties in the future, as more municipalities and states across the country pass laws that allow for consumption of cannabis in commercial establishments. Our goal is to expand to as many as 15 new locations over the next 5-8 years, with sights set on some of the world's most popular travel destinations.


"We have the opportunity to attract an audience of several thousand people or more who are likely to become our core clients, moving through these different properties through these different gateway cities."
Chris Chiari, Cannabis Business Times

- *Chris Chiari, Cannabis Business Times* (source)

As our concept continues to build momentum, the brand is also generating a media buzz at the local and national level. The 420 Hotel has been featured in numerous popular publications including The Cannabis Business Times, Forbes, SKUNK Magazine, 303 Magazine, The Denver Post, The Denver Westword, Bezinga, and Rolling Stone, which recently profiled founder Chris Chiari as a member of the magazine's Cultural Council. Most recently, The 420 Hotels has been featured in Thrillist's 50 things to do in 2023.


Generating A Media Buzz At The Local And National Level

WHY INVEST

Rolling Out The Red Carpet For Our Guests and Investors


Extending A Bit Of Our Signature Hospitality To Our Investors

The 420 Hotels' vision is to define a new market by pairing four-star overnight accommodations with what we believe is one of the most exciting and unique amenities in hospitality today: an on-site, licensed cannabis lounge.


Help Us Define A New Market
With An On-Site, Licensed
Cannabis Lounge

With additional funding, we look forward to completing renovations, upgrades, and expansions to our initial property, and growing our brand outreach to facilitate future expansion. We're also excited to extend a bit of our signature hospitality to our investors in the form of exclusive Founder's Club membership and merch from our friends at Grassroots California. Thank you for supporting The 420 Hotels on StartEngine!


PERK 1
$420 PACKAGE
• RECEIVE AN EXCLUSIVE 420 DENVER HAT PIN
$710 PACKAGE
• RECEIVE AN EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
$1000 PACKAGE
• ONE EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
• ONE EXCLUSIVE 420 DENVER HAT PIN
$2200 PACKAGE
• ONE EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
• ONE EXCLUSIVE 420 DENVER GRASSROOTS ROBE
• ONE EXCLUSIVE 420 DENVER HAT PIN
$5000 PACKAGE
• ONE EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HAT
• ONE EXCLUSIVE 420 DENVER GRASSROOTS ROBE
• ONE EXCLUSIVE 420 DENVER HAT PIN
$10,000 PACKAGE
• FOUNDER'S CLUB MEMBERSHIP - 10 YEARS
• TWO EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HATS
• TWO EXCLUSIVE 420 DENVER GRASSROOTS ROBES
• TWO EXCLUSIVE 420 DENVER HAT PINS
FOUNDER'S CLUB MEMBERSHIP 10 YEARS
$25,000 PACKAGE
• FOUNDER'S CLUB LIFETIME MEMBERSHIP
• 1 ROOM FOR 2 NIGHTS AT THE ADJACENT PATTERSON INN AND 2 TICKETS TO THE GRAND OPENING OF THE 420 DENVER LOUNGE.
• TWO EXCLUSIVE 420 DENVER GRASSROOTS INVESTOR HATS
• TWO EXCLUSIVE 420 DENVER GRASSROOTS ROBES
• TWO EXCLUSIVE 420 DENVER HAT PINS
The 420 Hotels
FOUNDER'S CLUB MEMBERSHIP LIFETIME
1 ROOM FOR 2 NIGHTS AT THE ADJACENT PATTERSON INN 2 TICKETS TO THE GRAND OPENING OF THE 420 DENVER LOUNGE.

ABOUT

HEADQUARTERS
420 E 11th Avenue
Denver, CO 80203

WEBSITE
View Site

The 420 Hotels, Inc. is a real estate and boutique hotel enterprise expanding its amenities to include on-site, licensed cannabis hospitality. The company's keystone property is the award-winning Patterson Inn located in Denver, Colorado, which has generated over $1M in revenue over the past three years.

TEAM



Chris Chiari
CEO

Chris Chiari is an entrepreneur and award-winning film producer. He has a wealth of experience in corporate strategy and government relations. Skilled in marketing and messaging, he has engaged exclusively with the cannabis industry since 2011 and has held an owner's badge for over the last six years.

Chris has owned and operated Denver's historic Patterson Inn since 2018, the keystone of The 420 Hotels portfolio. As CEO, he uses his expertise in hospitality, operations, and community outreach to address the stigmas and ignorance that still exist around cannabis use, while creating a unique and upscale environment for licensed cannabis consumption.

Public Enemy Number One, a film by Chris Chiari, is a feature documentary about the War on Drugs, and counts entertainer Ice-T as one of its executive producers. The film won awards for Best Producer and Best Storyteller at its world premiere at DOC LA 2019 and Best Documentary at the 2020 Seattle Film Festival. It is currently available for rent on Amazon Prime and streaming on Pluto TV and Tubi. Chris is a former Deputy Director of Colorado NORML, serving for over eight years.

When not working on The 420 Hotels portfolio, Chris likes to stay involved with grassroots advocacy and advancing social reform: he was one of the five members of the petitioners committee of Denver's successful 2019 psilocybin ballot initiative.



Scott Allen
GM of Denver Operations

Scott Allen is a graduate of the Michigan State University School of Hospitality and holds a Bachelor's degree in Hospitality Business. He is a career hospitality professional working in management for several national brands. He is an award-winning mixologist. He has been the general manager of the Patterson Inn in Denver Colorado for just over three years. His bar management experience is directly related to the recent improvements to the tavern and its pending expanded operations.

TERMS

The 420 Hotels

Overview

PRICE PER SHARE
$0.18

VALUATION
$7.54M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$199.98

OFFERING TYPE
Equity

MAX INVESTMENT
$426,943.26

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
83,333

SHARES OFFERED
Class A Common Stock

MAX NUMBER OF SHARES OFFERED
2,371,907

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	**The 420 Hotels, Inc.**
Corporate Address	**420 E 11th Avenue, Denver, CO 80203**
Offering Minimum	**$9,999.90**
Offering Maximum	**$426,943.26**
Minimum Investment Amount (per investor)	**$199.98**

Terms

Offering Type	**Equity**
Security Name	**Class A Common Stock**
Minimum Number of Shares Offered	**55,555**
Maximum Number of Shares Offered	**2,371,907**
Price per Share	**$0.18**
Pre-Money Valuation	**$7,540,275.60**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time Based

Early Bird Bonus

Invest within the first two weeks and receive an extra 10% bonus shares

Amount-Based

$420 - signature hatpin of our first keystone location

$710 - Custom Grassroots California Hat exclusive to our crowdfunding rounds

$1,000 - Custom Grassroots California Hat and Hatpin combo

$2,200 - Signature Grassroots California lounge robe, Custom Grassroots California Hat and Hatpin

$5,000 - all $2,200 level perks plus 5-year membership

$10,000 - all $2,200 level perks plus 10-year membership

$25,000 - Lifetime membership plus your name on the wall as a Co-Founder of The 420 Denver, 2 Signature Grassroots California lounge robes, 2 Custom Grassroots California Hats, and 2 Hatpins

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

420 Hotels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.18 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $18. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 25% for prior Investors in addition to the aforementioned bonus.

PRESS

Forbes

Denver's Historic Patterson Inn Plans Marijuana Consumption Lounge

View Article

Thrillist

Cannabis Lounges Could Be the Next Big Hotel Perk

View Article

Benzinga

You Can Now Smoke Weed Inside This Classy Denver Hotel, First In Nation Licensed For On-Premises Cannabis Use

View Article

Let's Be Blunt with Montel

420 HOTEL | CHRIS CHIARI

View Article

The Denver Post

How A Colorado Hotel Owner Got Ice-T To Produce His Documentary

View Article

Show More Press

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

start engine

@ 2023 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Shot of the exterior (VO): "A property with a history long before I came along with an idea."

Cut to Chris standing in front of the house

"Hi, I'm Chris Chiari the founder and CEO of The 420 Hotels Inc. Welcome to the Croke - Patterson our historic first keystone location in Denver, Colorado. And now the first hotel property in America to hold a provisional license to open an on-site cannabis hospitality lounge as an amenity to the hotel.

The property here at 420 E 11th Avenue is owned by Castle of Quality LLC our first wholly-owned Colorado subsidiary.

Come on in and take a look at our next company.

Entering the lobby (VO): The Patterson Inn is the entity that runs and manages the hotel operations. A wholly owned subsidiary of The 420 Hotels Inc, the Patterson Inn has been in business for over ten years and is amongst the highest-rated boutique hotels in Denver.

Featuring nine unique rooms. The property was extensively renovated prior to opening with full updates to plumbing and electrical, bringing this historic property into the modern era.

Now, let's head down to the tavern.

12 Spirits Tavern is another Colorado wholly owned subsidiary and the company that runs and manages the tavern operations. Now open seven days a week from 4-9 pm, the tavern is an expanded amenity for the guests of the hotel and also a neighborhood destination.

And now come with me and take a look at what's coming next.

This is what this has always been about and I am excited to share what we have in the works.

The 420 Denver is the first lounge licensed for cannabis hospitality in the country as an amenity to overnight hospitality. Moving beyond cannabis friendly, this is cannabis hospitality. Designed to meet international standards for a smoke-filled room, this space will add what may be the most exciting and unique amenity in the world to overnight hospitality.

Thank you for taking a look around and I look forward to earning your interest and support in the companies we have and the potential to expand. An idea over a decade ago inspired by a property and is now becoming a reality.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **The 420 Hotels, Inc.** did, on 04/20/2021, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 04/20/2021.

BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202104201605072
You may verify this certificate
online at http://www.nvsos.gov

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

04/20/2021

Work Order Item Number:	W2021042000383-1274241
Filing Number:	20211395407
Filing Type:	Articles of Incorporation-For-Profit
Filing Date/Time:	4/20/2021 8:53:00 AM
Filing Page(s):	7

Indexed Entity Information:

Entity ID: E13954082021-3

Entity Name: The 420 Hotels, Inc.

Entity Status: Active

Expiration Date: None

Commercial Registered Agent
C T CORPORATION SYSTEM
701 S CARSON ST STE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E13954082021-3
Barbara K. Cegavske	Filing Number 20211395407
Secretary of State State Of Nevada	Filed On 4/20/2021 8:53:00 AM
	Number of Pages 7

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

☒ NRS 78 - Articles of Incorporation DomesticCorporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation ProfessionalCorporation

☐ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ______________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

The 420 Hotels, Inc.

2. Registered Agent for Service of Process: (Check only one box)

☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title and address below)

C T Corporation System

Name of Registered Agent **OR** Title of Office or Position with Entity

Street Address: ______ City: ______ Nevada Zip Code: ______

Mailing Address (if different from street address): ______ City: ______ Nevada Zip Code: ______

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X [signature]

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

Date: 04/19/2021

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☐ No

4. Names and Addresses of the Board of Directors/ Trusteesor Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

	Name	Country	Street Address	City	State	Zip/Postal Code
1)	Chris Chiari	USA	420 11th Ave.	Denver	CO	80203
2)						
3)						

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation: ______

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of Authorized shares with Par value: 110,000,420 Par value: $ 0.0001000000 Number of Common shares with Par value: 100,000,420 Par value: $ 0.0001000000 Number of Preferred shares with Par value: 10,000,000 Par value: $ 0.0001000000 Number of shares with no par value: 0 If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of** the **Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Chris Chiari Country: USA Address: 420 11th Ave. City: Denver State: CO Zip/Postal Code: 80203 X /s/ Chris Chiari (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

See attached Addendum to Articles of Incorporation.

ADDDENDUM TO
ARTICLES OF INCORPORATION
of
THE 420 HOTELS, INC.

ARTICLE 8. AUTHORIZED SHARES

8.1 Authorized Capital

The total number of shares which this corporation is authorized to issue is 110,000,420, consisting of three classes of shares to be designated, respectively, "***Class A Common Stock***," "***Class B Common Stock***" (collectively the Class A Common Stock and the Class B Common Stock are referred to herein as the "***Common Stock***") and "***Preferred Stock***." The total number of shares of Class A Common Stock that this corporation shall have authority to issue is 100,000,000 shares, each with a par value of $0.0001. The total number of shares of Class B Common Stock that this corporation shall have authority to issue is 420 shares, each with a par value of $0.0001. The total number of shares of Preferred Stock that this corporation shall have authority to issue is 10,000,000 shares, each with a par value of $0.0001.

8.2 Preferred Stock

This corporation's board of directors (the "***Board of Directors***") shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into series, and to provide for the issuance of such shares (in an aggregate amount not exceeding the aggregate number of shares of Preferred Stock authorized by this corporation's articles of incorporation, as amended or restated from time to time,(the "***Articles***")), as determined from time to time by the Board of Directors and stated, before the issuance of any shares thereof, in the resolution or resolutions providing for the issuance thereof. The Board of Directors shall have the authority to fix and determine and to amend the number of shares of any series of Preferred Stock that is wholly unissued or to be established and to fix and determine and to amend the designation, preferences, voting powers and limitations, and the relative, participating, optional or other rights, of any series of shares of Preferred Stock that is wholly unissued or to be established, including, without limiting the generality of the foregoing, the voting rights relating to shares of such series of Preferred Stock, the rate of dividend to which holders of shares of such series of Preferred Stock may be entitled, the rights of holders of shares of such series of Preferred Stock in the event of liquidation, dissolution or winding up of the affairs of this corporation, the rights of holders of shares of such series of Preferred Stock to convert or exchange shares of such series of Preferred Stock for shares of any other capital stock or for any other securities, property or assets of this corporation, and whether or not the shares of such series of Preferred Stock shall be redeemable and, if so, the term and conditions of such redemption.

8.3 Common Stock

The preferences, limitations, voting powers and relative rights of the Class A Common Stock and the Class B Common Stock (subject to the preferences and rights of any series of Preferred Stock as determined by the Board of Directors pursuant to Section 8.2 of these Articles) are as follows:

(a) Voting Rights.

(i) Except as otherwise provided in these Articles, or except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single voting group on all matters submitted to a vote of this corporation's shareholders.

(ii) Except as otherwise expressly provided in these Articles, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of this corporation (including, without limitation, any matter voted on at a shareholders' meeting).

(iii) Except as otherwise expressly provided in these Articles, each holder of Class B Common Stock shall be entitled to that number of votes for each outstanding share of Class B Common Stock held as

of the applicable record date on any matter that is submitted to a vote of the shareholders of the corporation (including, without limitation, any matter voted on at a shareholders' meeting) to cause the total votes eligible to be cast by all of the holders of the Common Stock on a particular matter to be in the aggregate: (A) 94.5% with all holders of the then outstanding shares of Class B Common Stock, and (B) 5.5% with all holders of the then outstanding shares of Class A Common Stock.

(b) Dividends and Distributions.

(i) From and after the date of the issuance of any shares of Class B Common Stock, holders of Class B Common Stock shall be entitled to receive dividends on each outstanding share of Class B Common Stock payable through the issuance of shares of Class A Common Stock. Each holder of Class B Common Stock shall receive on January 1st of each calendar year 1,000 shares of Class A Common Stock for each share of Class B Common Stock held by such holder (subject to proportionate adjustments for any subdivision or combination of the corporation's outstanding Common Stock).

(ii) Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, and the dividend payable to the holders of the Class B Common Stock set forth in Section 8.3(b)(i) above, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution as may be declared by the Board of Directors from time to time with respect to the Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group. Subject to the preferences applicable to any series of Preferred Stock, the shares of Class A Common Stock and the shares of Class B Common Stock are entitled to the net assets of this corporation upon dissolution in accordance with the Nevada Business Corporation Act.

(c) Eligible Holders. Only persons serving on the Board of Directors of the corporation shall be eligible to hold shares of Class B Common Stock; provided however, regardless of whether Founder serves on the Board of Directors, at all times Founder is, and shall be, eligible to hold shares of Class B Common Stock. Except with respect to the Founder, if a holder of Class B Common Stock ceases to serve on the Board of Directors of the corporation all shares of Class B Common Stock held by such holder shall be automatically, and without consideration or further action on behalf of the holder, surrendered to the corporation or, at the corporation's discretion, to the Founder. Shares of Class A Common Stock may be held by any person eligible by law to hold shares of common stock under the Nevada Business Corporation Act.

(d) Subdivision or Combination. If this corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group.

(e) Equal Status. Except as otherwise expressly provided in these Articles or required by applicable law, shares of Class A Common Stock and shares of Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing sentence, in connection with a Change of Control Transaction, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed in respect of such shares to shareholders of this corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group.

(f) Conversion of Class B Common Stock.

(i) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon either (A) written notice to the corporation and compliance with the procedures for voluntary conversion as set forth in Section 8.3(f)(iv), or (B) if the holders of a majority of the outstanding shares of Class B Common Stock and the corporation have entered into a written agreement to amend the procedures, or adopt other procedures, governing the voluntary conversion of the Class B Common Stock, upon compliance with such procedures as amended or adopted in such written agreement.

(ii) Automatic Conversion. Upon the fully diluted number of shares of outstanding Common Stock of the corporation being 250 million shares or greater (and after giving effect to any stock splits, combinations or similar corporate actions occurring after the formation of the corporation), each outstanding share of Class B Common Stock shall automatically, and without any further action, convert into one fully paid and nonassessable share of Class A Common Stock.

(iii) Procedures. This corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure, including, without limitation, the issuance of stock certificates or procedures with respect to book entry systems, as it deems necessary or advisable. This corporation may request that holders of shares of Class B Common Stock furnish affidavits, certificates or other proof to this corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of this corporation with respect to whether a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

(iv) Mechanics of Conversion. Before any holder of Class B Common Stock shall be entitled to convert voluntarily some or all shares of such holder's Class B Common Stock into shares of Class A Common Stock pursuant to Section 8.3(f)(i), such holder shall give signed written notice (the "***Conversion Notice***") to the Secretary of the corporation at the office of this corporation that such holder elects to convert the same, shall state therein the number of shares to be converted into shares of Class A Common Stock, and shall surrender the certificate or certificates evidencing the shares of Class B Common Stock (if any) of which all or a portion are to be converted, at the office of this corporation (and accompanied by all transfer taxes (or proof of payment thereof), if any). If requested by such holder, this corporation shall, as soon as practicable thereafter, provide for the issuance and delivery to such holder, at the address for delivery indicated in the Conversion Notice, of a certificate or certificates for the number of shares of Class A Common Stock into which such holder has elected to convert the applicable shares of Class B Common Stock and to which such holder shall be entitled as aforesaid. Notwithstanding anything to the contrary in this Section 8.3, upon the written agreement of the holders of a majority of the outstanding shares of Class B Common Stock and the corporation, this corporation may amend the procedures, or adopt other procedures, governing the voluntary conversion of the Class B Common Stock. Upon any conversion of shares of Class B Common Stock to Class A Common Stock, all rights of the holder (as of immediately prior to such conversion) of such shares of Class B Common Stock shall cease and the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the record holder or record holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 8.3(f) shall be retired and may not be reissued.

(g) Reservation of Stock. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(h) Redemption of Class B Common Stock. Upon a termination of the Founder as an employee, director or representative of the corporation, at the volition of the corporation and / or its stockholders (but in either case only without the consent or approval of the Founder), except for a termination upon a Cause Event, the corporation shall,

either through the issuance of shares of Class A Common Stock or out of funds legally available therefor, redeem all (but not less than all) of the outstanding shares of Class B Common Stock then held by Founder for a total purchase price equal to 25% of the then current fair market value of the corporation as a whole, with such valuation to be determined using the average of the closing sales price of the class or series of Common Stock of the corporation on the principal trading market or exchange upon which any series or class of the corporation's Common Stock is then listed or quoted for the ten trading days prior to the date of redemption or, if the Common Stock is not so listed or quoted on any exchange or public trading market, such valuation shall be determined by an independent third party professional accountant or professional adviser jointly appointed by the corporation and the Founder.

(i) Definitions.

As used in these Articles, including this Article 8, the following terms not otherwise defined in the Articles shall have the following meanings:

"***Cause***" means (i) a continuing breach of any of the materials terms and conditions of any employment agreement or arrangement between the corporation and Founder which, if capable of being cured, has not been cured by Founder after notice from the corporation; (ii) a conviction of, or a plea of "guilty", "no contest" or "nolo contendere" to, a felony or misdemeanor (excluding minor traffic violations) under the laws of the United States or any state thereof or any county or municipality of such state; or (iii) fraud, embezzlement, misappropriation, or any other acts of dishonesty; misconduct or gross negligence in the performance of duties assigned by, or to be performed for, the corporation;

"***Change of Control Transaction***" means the occurrence of any of the following events:

(a) the sale, lease, exchange or other disposition (other than liens, encumbrances and the grant of security interests in the ordinary course of business and non-exclusive licenses in the ordinary course of business) by this corporation of all or substantially all of this corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of this corporation); provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among this corporation and any direct or indirect subsidiary or subsidiaries of this corporation shall not be deemed a "***Change of Control Transaction***"; or

(b) the merger or consolidation of this corporation with or into any other corporation or entity, or the acquisition of this corporation by means of a share exchange, other than a merger, consolidation or share exchange that would result in the voting securities of this corporation outstanding immediately prior thereto continuing to represent, or being converted into, cancelled in consideration of obtaining the right to receive, or exchanged for, voting securities that represent, immediately following such merger, consolidation or share exchange, more than fifty percent (50%) of the total voting power of the capital stock of (i) this corporation or the surviving entity or (ii) if this corporation or the surviving entity is a subsidiary of another entity immediately following such merger, consolidation or share exchange, the parent entity of this corporation or the surviving entity.

"***Distribution***" means (i) any dividend or distribution of cash, property or shares of this corporation's capital stock; and (ii) any distribution following or in connection with any liquidation, dissolution or winding up of this corporation, either voluntary or involuntary.

"***Founder***" means Chris Chiari as a natural living person.

ARTICLE 10. LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

(a) To the full extent that the Nevada Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of this corporation shall not be liable to this corporation or its shareholders for monetary damages for conduct as a director.

(b) This corporation shall, to the maximum extent permitted by applicable law, indemnify any individual made a party to a proceeding because that individual is or was a director of this corporation and shall advance or reimburse the reasonable expenses incurred by such individual in advance of final disposition of the proceeding, without regard to any limitations in the Nevada Business Corporation Act or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by these Articles.

(c) Any amendments to or repeal of this Article 10 shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring before such amendment or repeal.

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

04/20/2021

Work Order Item Number:	W2021042000383-1274242
Filing Number:	20211395419
Filing Type:	Initial List
Filing Date/Time:	4/20/2021 8:53:00 AM
Filing Page(s):	2

Indexed Entity Information:

Entity ID: E13954082021-3 **Entity Name:** The 420 Hotels, Inc.

Entity Status: Active **Expiration Date:** None

Commercial Registered Agent

C T CORPORATION SYSTEM

701 S CARSON ST STE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application

Initial List of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

The 420 Hotels, Inc.

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: *Read instructions before completing and returning this form.*

Please indicate the entity type (check only one):

Filed in the Office of	Business Number E13954082021-3
Barbara K. Cegavske	Filing Number 20211395419
Secretary of State State Of Nevada	Filed On 4/20/2021 8:53:00 AM
	Number of Pages 2

[X] Corporation

[ ] This corporation is publicly traded, the Central Index Key number is:

[ ] Nonprofit Corporation (see nonprofit sections below)

[ ] Limited-Liability Company

[ ] Limited Partnership

[ ] Limited-Liability Partnership

[ ] Limited-Liability Limited Partnership (If formed at the same time as the Limited Partnership)

[ ] Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

[ ] 001 - Governmental Entity

[ ] 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

For nonprofit entities formed under NRS Chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming an exemption under 501(c) designation must indicate by checking box below.

[ ] Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee. Exemption code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. § 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

[ ] Unit-owners' Association

[ ] Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. § 501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: <u>**Charitable Solicitation Information - check applicable box**</u>
Does the Organization intend to solicit charitable or tax deductible contributions?

[ ] No – no additional form is required

[ ] Yes – the "Charitable Solicitation Registration Statement" is required.

[ ] The Organization claims exemption pursuant to NRS 82A.210 - the "Exemption From Charitable Solicitation Registration Statement" is required

**** Failure to include the required statement form will result in rejection of the filing and could result in late fees.****

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE PRESIDENT, OR EQUIVALENT OF: Title: President

Name	Country	Address	City	State	Zip/Postal Code
Chris Chiari	USA	420 E. 11th Avenue	Denver	CO	80203

CORPORATION, INDICATE THE SECRETARY, OR EQUIVALENT OF: Title: Secretary

Name	Country	Address	City	State	Zip/Postal Code
Chris Chiari	USA	420 E. 11th Avenue	Denver	CO	80203

CORPORATION, INDICATE THE TREASURER, OR EQUIVALENT OF: Title: Treasurer

Name	Country	Address	City	State	Zip/Postal Code
Chris Chiari		420 E. 11th Avenue	Denver	CO	80203

CORPORATION, INDICATE THE DIRECTOR:

Name	Country	Address	City	State	Zip/Postal Code
Chris Chiari	USA	420 E. 11th Avenue	Denver	CO	80203

None of the officers or directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X /s/ Chris Chiari

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF UNSIGNED.*

President
Title

04/20/2021
Date

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

The 420 Hotels, Inc.

Nevada Business Identification # NV20212074405
Expiration Date: 04/30/2022

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 04/20/2021.

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B202104201605085
You may verify this certificate online at http://www.nvsos.gov